October 23, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation Form 10-K for the fiscal year ended December 31, 2005 Filed March 6, 2006 Supplemental Responses filed on June 2, 2006, July 14, 2006 and August 31, 2006 File No. 001-05153
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     This is to confirm my conversation with Ms. Shannon Buskirk of Marathon’s proposed date to file its response to the SEC’s comment letter dated October 16, 2006. As discussed, Marathon intends to file its response on Friday, November 10, 2006. This date was acceptable to Ms. Buskirk.
     Please call the undersigned at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,
/s/ Richard T. Kolencik
Richard J. Kolencik
General Attorney